SNIPP INTERACTIVE INC.

SNIPP SIGNS A USD $300,000 MULTI-CHANNEL LOYALTY CONTRACT

WITH A LEADING PET-CARE BRAND IN THE UNITED STATES

June 16, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX  Venture Exchange, is pleased to announce that it has signed a USD $300,000 loyalty program with the leading pet-care company in the United States in terms of sales, volume and market shares. The pet-care brand belongs to a Fortune Global 500 company that is the world’s largest food brand in terms of revenue. This company, which has a portfolio of over 2000 global and local brands, sells its products in 196 countries.

The multi-channel, long-term program was launched on Snipp’s award-winning loyalty platform. Shoppers who purchase any qualifying pet food product will earn points for the products they purchase, and registered members can use these points to redeem digital rewards such as music, movies and gift cards. Members can also earn points by posting product reviews and by registering and interacting on social media platforms. The receipts will be processed on the SnippCheck receipt processing engine – shoppers can submit a picture of their receipt via e-mail, MMS or on a branded website.

“We are extremely pleased to add another long-term CPG loyalty relationship to our growing portfolio. The integration of the SnippCheck receipt processing platform with our rewards and loyalty platforms gives Snipp a real market advantage. Brands and retailers are seeing the value in our sophisticated suite of global loyalty solutions,” said David Hargreaves, Chief Client Officer at Snipp.

Visit the Snipp website at www.snipp.com for examples of Snipp programs

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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